SICHENZIA ROSS FRIEDMAN FERENCE LLP
                                ATTORNEYS AT LAW

                                                               November 16, 2005

Via Edgar
---------

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:     Susann Reilly, Attorney
               Office of Emerging Growth Companies

      Re:      Spongetech Delivery Systems, Inc.
               File No. 333-123015

Dear Ms. Reilly:

      Following is the information you requested reflecting the control persons of Azurel, Ltd. and their relationship, direct or indirect, with the officers directors and control person of Spongetech Delivery Systems, Inc.:

The officers and directors of Azurel, Ltd are:
      Steven Moskowitz, President and CEO
      Brian Bookmeier, Secretary and Director*
      Norman Grief, Director*

Following is a listing of shareholders who is the holder of 5% or more of the issued and outstanding shares of Azurel, Ltd.:

      HT Ardinger & Co., Inc.*                    2,240,500         7.15%
      International Smart Sourcing Inc.*          1,682,844         5.37%
      Network 1 Financial Securities*             1,891,266         6.04%


------------------------------
* There is no affiliation, direct or indirect with the officers, directors and control persons of Spongetech Delivery Systems, Inc. The control person of HT Ardinger & Co., Inc. is Horace T. Ardinger and the control person of International Smart Sourcing, Inc. is David Kassel. The control persons of Network 1 Financial Securities are William Hunt and Richard Hunt.


                                      SRFF
             1065 AVENUE OF THE AMERICAS | NEW YORK, NEW YORK 10018
                 T 212 930 9700 | F 212 930 9725 | WWW.SRFF.COM

The officers and directors of Spongetech Delivery Systems, Inc. are:

      Michael Metter, President and CEO
      Steven Moskowitz, Secretary, Treasurer and Director
      Frank Lazauskas, Director
      Thomas Monahan, Chief Financial Officer


Following is a listing of shareholders who is the beneficial owner of 5% or more of the issued and outstanding shares of Spongetech Delivery Systems, Inc.

      RM Enterprises International, Inc.          12,382,636        36.5%
      The Rubin Family Irrevocable Trust           7,377,667        21.7%
      Michael Metter                              15,712,636        46.3%
      Steven Moskowitz                            15,185,969        44.7%
      Frank Lazauskas                             15,712,636        46.3%


Analysis

1. RM Enterprises International, Inc., which owns 12,382,636 of the shares of Spongetech Delivery Systems, Inc. also owns 880,400 shares of Azurel, Ltd. The control persons of RM Enterprises International are Michael Metter, Steven Moskowitz and Frank Lazauskas, all of whom are directors of RM Enterprises International and officers and directors of Spongetech Delivery Systems, Inc.

2. Frank Lazauskas, a Director and beneficial owner of 15,712,636 (which includes 12,382,636 issued to RM Enterprises International, Inc.) shares of Spongetech Delivery Systems, also owns 594,000 shares of Azurel, Ltd.


3. Deborah Metter, wife of our President and CEO, Michael Metter owns 1,665,000 shares of Spongetech Delivery Systems, Inc. through D.L. Investments. Ms. Metter also owns 89,100 shares of Azurel, Ltd.

4. The Rubin Family Irrevocable Trust which owns 7,377,667 shares of Spongetech Delivery Systems, Inc. also owns 395,820 shares or 1.26% of Azurel, Ltd.


5. The Mindy Moskowitz & Steven Moskowitz Trust, DTD 5/09/97 owns 1,134,000 shares or 3.62% of Azurel Ltd. Mindy Moskowitz, one of the trustees, is the wife of Steven Moskowitz, our Secretary. Susan Weissman, one of the trustees, is the sister of Steven Moskowitz, our Secretary.

      Michael Metter and Frank Lazauskas are former officers of Azurel, Ltd.

      Percentages are based upon 31,325,343 issued and outstanding of Azurel, Ltd and 33,952,636 issued and outstanding of Spongetech Delivery Systems, Inc. as of November 14, 2005.

      Please advise us as to whether there is any additional information that you require with respect to Azurel, Ltd.

                                                       Very truly yours,

                                                       /s/ Marcelle S. Balcombe

                                                       Marcelle S. Balcombe
























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